SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**CIK # 0001243106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than November 21, 2005	**333-120916**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)


RECEIVED
NOV 18 2005
156
SECTION
PROCESSING




05071925

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: **/s/ Joe Jurkowski**
Name: Joe Jurkowski
Title: Vice President

Dated: November 18, 2005

EXHIBIT INDEX

	Exhibit	
P	99.1	Certain Computational Materials Prepared by the Underwriter in Connection with Structured Asset Mortgage Investments II Inc. MortgageIT Trust, Mortgage Pass-Through Certificates, Series 2005-AR1 (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

New Issue Computational Materials

$ 363,036,000 (approximate)

MortgageIT Trust 2005-AR1
Mortgage-Backed Certificates, Series 2005-AR1
Group I

Structured Asset Mortgage Investments II Inc.
Depositor

MortgageIT Holdings, Inc.
Originator, Seller and Servicer

GMAC Mortgage Corporation
Sub-Servicer

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Lead Underwriter

All Statistical Information is based upon information as of November 1, 2005

November 10, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. ARM Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$ 363,036,000 (approx.)
MortgageIT Trust 2005-AR1
Mortgage-Backed Certificates, Series 2005-AR1, Group I

Class	Certificate Size	Expected Ratings	Credit Enhance. %age	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
I-A-1	$217,822,000	AAA/Aaa	45.10%	Floater (1)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Super Senior LIBOR Flaoter
I-A-2	$108,911,000	AAA/Aaa	17.65%	Floater (1)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Level 2 Senior Support LIBOR Floater
I-A-3	$36,303,000	AAA/Aaa	8.50%	Floater (1)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Level 1 Senior Support LIBOR Floater
Non-Offered Certificates						
I-X-1	Notional (2)	AAA/Aaa	8.50%	WAC (2)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Senior Interest Only
I-M-X	Notional (3)	AA/Aa2	5.00%	WAC (3)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate Interest Only
I-B-1	$13,887,000	AA/Aa2	5.00%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater
I-B-2	$6,943,000	A/A2	3.25%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater
I-B-3	$2,976,000	BBB/Baa2	2.50%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater
I-B-4	$4,364,000	BB/Ba2	1.40%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater
I-B-5	$3,174,000	B/B2	0.60%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater
I-B-6	$2,380,983	Unrated	0.00%	Floater (4)	MTA (99%) and 1-Mo. LIBOR (1%) Neg Am	Subordinate LIBOR Floater

NOTES:
- Prepayment Pricing Speed Assumption is [ ]% CPR
- Certificates are subject to a variance of +/- 10%

(1.) The Pass-Through Rate for the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates (collectively, the "Class I-A Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average Net Rate of the Group I Mortgage Loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 2.0 times the original certificate margin. The Class I-A Certificates will accrue interest on an Actual/360 basis. The Class I-A Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the related mortgage loans.

(2.) The Class I-X-1 Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-A Certificates based on the notional amount equal to aggregate current principal amount of the Class I-A Certificates. The Class I-X-1 will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(3.) The Class I-M-X Certificates will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group I Mortgage Loans over (y) the weighted average pass-through rate on the Class I-B Certificates based on the notional amount equal to aggregate current principal amount of the Class I-B Certificates. The Class I-M-X will settle with accrued interest and accrue interest on a 30/360 basis (24 day delay).

(4.) The Pass-Through Rate for the Class I-B-1, Class I-B-2, Class I-B-3, Class I-B-4 , Class I-B-5 and Class I-B-6 Certificates (collectively, the "Class I-B Certificates") will be a floating rate based on One-Month LIBOR plus [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]%, [x.xx]% and [x.xx]%, respectively, subject to the lesser of (i) Net Rate Cap (equal to the weighted average Net Rate of the Group I Mortgage Loans) and (ii) 10.50%. On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class I-B Certificates will settle flat and accrue interest on an Actual/360 basis. The Class I-B Certificates are subject to increases in their certificate principal balances as a result of the negative amortization feature of the mortgage loans.

Description of the Group I Collateral:

The Group I Mortgage Loans are indexed to the One Year MTA ("MTA") (approx. 99%) or 1-Month LIBOR (approx. 1%). The Group I Mortgage Loans have monthly coupon adjustments that allow for negative amortization whereby interest payments may be deferred and added to the principal balance thereof. For these loans, the monthly payment amount is subject to adjustment annually on a date specified in the mortgage note, subject to the conditions that (i) the amount of the monthly payment will not increase or decrease by an amount that is more than 7.50% of the monthly payment prior to the adjustment, (ii) as of the fifth anniversary of the first due date and on every fifth year thereafter, the monthly payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage of 115% (110% in NY) of the original principal balance due to deferred interest, the monthly payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance of the mortgage loan over its remaining term to maturity.

- Approximately 78% of the mortgage loans have penalties for full or partial prepayments within the first year (approx. 31%) or three years (approx. 48%) after origination. Generally, the Servicer cannot waive the prepayment penalty, unless enforcement would violate applicable state laws.
- Approximately 15% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 85% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (73%) and Arizona (5%).
- The non-zero weighted average FICO score is 711.
- The weighted average LTV is 73.30%. The weighted average CLTV including subordinate financing at the time of origination is 76.03%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).

NOTE: the information related to the mortgage loans described herein reflects information as of the November 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Reference to mortgage loans throughout this term sheet means the Group I Mortgage Loans

More detailed collateral information is provided in the attached Exhibit I.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate	Mos to Roll
1-Year MTA Neg Am ARM	98.71	6.123%	5.748%	358	3.097%	2.722%	9.950%	1
1-Month LIBOR Neg Am ARM	1.29	5.094%	4.719%	357	2.936%	2.561%	9.950%	1
TOTAL:	**100.00**	**6.110%**	**5.735%**	**358**	**3.095%**	**2.720%**	**9.950%**	**1**

SUMMARY OF TERMS:

Depositor:	Structured Asset Mortgage Investments II Inc.
Originator/Servicer/Seller:	MortgageIT Holdings, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association.
Sub-Servicer	GMAC Mortgage Corporation.
Trustee:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Underwriters:	Bear, Stearns & Co. Inc. (lead manager), RBS Greenwich Capital, Credit Suisse First Boston.
Cut-off Date:	November 1, 2005.
Closing Date:	November [18], 2005.
Investor Settlement Date:	On or about November [28], 2005.
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investors Service.
Legal Structure:	REMIC.
Optional Clean-Up Call:	The holder of the Class C Certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Distribution Date:	25th day of each month (or the next business day), commencing in December 2005.
Remittance Type:	Scheduled/Scheduled
Registration:	The Offered Certificates will be available in book-entry form through DTC.
ERISA Considerations:	The Offered Certificates are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.
SMMEA Eligibility:	The Class I-A, Class I-X-1, Class I-M-X and Class I-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Denominations:	The Offered Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Advancing Obligation:	The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent deemed recoverable.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.
Underwriting Standards:	The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.
Credit Enhancement:	Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit support for the Senior Certificates and other Subordinate Certificates with a lower class designation.
Carryover Shortfall Amount:	If on any Distribution Date, the Pass-Through Rate of any of the Class I-A and Class I-B Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Pass-Through Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class I-A Certificates and then, sequentially, to the Class I-B Certificates form the related Carryover Reserve Fund, after all the Offered Certificates have received their required amounts. (See Cash Flow Description below).
Cash-Flow Description:	Distributions on the Certificates will be made on the 25th day of each month (or next business day) commencing December 2005. The payments to the Certificateholders, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of accrued interest to the holders of the Class I-A and Class I-X-1 (net of any Carryover Shortfall Amounts due the Class A Certificates) Certificates at their respective Pass-Through Rates (as described on page 3 hereof).
2. Payment of principal to the holders of the Class I-A Certificates in an amount equal to the its Senior Optimal Principal Amount.
3. Payment of interest to the Class I-M-X Certificates (net of any Carryover Shortfall Amounts due to the Class I-B Certificates).
4. Payment of interest and principal sequentially to the Class I-B Certificates so each such Class shall receive (a) interest at each such Class' respective Pass-Through Rate, and (b) such Class' allocable share of the Subordinate Optimal Principal Distribution Amount.
5. Payment of any Carryover Shortfall Amounts to the Class I-A (from amounts otherwise payable to the Class I-X-1 Certificates) and then sequentially, to the Class I-B Certificates (from amounts otherwise payable to the Class I-M-X Certificates).

Negative Amortization: Since the mortgage loans are subject to negative amortization, the Class I-A Certificates and the Class I-B Certificates are subject to increases in their principal balances. However, the amount of negative amortization that occurs in each interest accrual period with respect to the mortgage loans will be offset by principal collections for such period on the mortgage loans. Any negative amortization for the mortgage loans that is not offset by principal collections will be accreted pro rata to each class of certificates.

Shifting Interest: The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including November 2015. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed a) on or prior to November 2008, 20% or b) after November 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated first to the Class I-A-3 Certificates until zero, then to the Class I-A-2 Certificates until zero and then to the Class I-A-1 Certificates.

Corridor Cap Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a corridor cap agreement (the "Corridor Cap Agreement") purchased with respect to the mortgage loans. The Corridor Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Pass-Through Rate on the Class I-A and Class I-B Certificates and the Net Rate Cap with respect to the mortgage loans.

On each distribution date, payments under the Corridor Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) the then current LIBOR and (2) 10.50% for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such distribution date and (b) the notional balance based on certain prepayment speeds for such class on such distribution date as set forth in Exhibit II, and (iii) the actual number of days in the corresponding accrual period divided by 360.

Exhibit I
Collateral Tables

Current Principal Balances for the Group I Mortgage Loans(1)

CURRENT BALANCE ($)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
0 - 49,999	1	33,214	0.01	6.000	755	33,214	65.00	0.00
50,000 - 99,999	11	897,051	0.23	6.424	688	81,550	73.52	39.91
100,000 - 149,999	47	6,180,968	1.56	6.342	713	131,510	69.09	29.62
150,000 - 199,999	111	19,397,387	4.89	6.132	714	174,751	73.81	22.85
200,000 - 249,999	100	22,869,892	5.76	6.370	712	228,699	71.24	15.97
250,000 - 299,999	126	34,994,968	8.82	6.344	711	277,738	74.58	20.50
300,000 - 349,999	110	35,737,158	9.01	6.229	706	324,883	73.86	8.34
350,000 - 399,999	131	49,613,165	12.50	6.334	709	378,726	75.25	8.35
400,000 - 449,999	82	34,864,525	8.79	6.299	711	425,177	74.23	12.08
450,000 - 499,999	72	34,280,986	8.64	6.098	701	476,125	75.59	15.61
500,000 - 549,999	56	29,159,028	7.35	6.227	715	520,697	74.84	5.39
550,000 - 599,999	32	18,583,317	4.68	6.029	722	580,729	76.16	19.13
600,000 - 649,999	31	19,480,057	4.91	6.049	718	628,389	76.26	19.30
650,000 - 699,999	19	12,756,083	3.22	5.880	706	671,373	72.05	15.87
700,000 - 749,999	17	12,351,633	3.11	6.126	729	726,567	67.95	17.24
750,000 - 799,999	13	10,005,796	2.52	6.210	719	769,677	72.46	30.53
800,000 - 849,999	7	5,837,890	1.47	4.830	713	833,984	63.88	0.00
850,000 - 899,999	6	5,213,391	1.31	4.823	709	868,898	74.91	16.87
900,000 - 949,999	4	3,673,230	0.93	4.841	716	918,308	75.23	0.00
950,000 - 999,999	14	13,777,628	3.47	5.485	723	984,116	72.55	7.24
1,000,000 and Greater	21	27,053,617	6.82	5.765	704	1,288,267	64.94	13.81
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $392,444.

Gross Coupons for the Group I Mortgage Loans(1)

GROSS COUPON (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
1.500 - 1.999	22	13,678,842	3.45	1.750	748	621,766	69.14	9.32
2.000 - 2.499	1	598,359	0.15	2.125	773	598,359	75.09	0.00
2.500 - 2.999	3	501,137	0.13	2.750	716	167,046	93.88	22.37
4.500 - 4.999	2	602,819	0.15	4.750	686	301,410	62.96	20.64
5.000 - 5.499	10	5,188,275	1.31	5.246	734	518,828	72.32	7.32
5.500 - 5.999	112	52,107,341	13.13	5.761	711	465,244	72.08	17.71
6.000 - 6.499	449	181,084,459	45.64	6.178	712	403,306	72.10	13.30
6.500 - 6.999	391	136,623,446	34.43	6.614	706	349,421	76.13	13.74
7.000 - 7.499	21	6,376,305	1.61	7.051	713	303,634	65.38	29.20
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 6.110%.

Gross Margins of the Group I Mortgage Loans(1)

GROSS MARGIN (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
1.500 - 1.749	3	1,032,201	0.26	5.114	689	344,067	67.97	53.65
1.750 - 1.999	3	1,417,251	0.36	5.125	722	472,417	59.91	0.00
2.000 - 2.249	7	3,771,024	0.95	5.291	739	538,718	76.99	10.07
2.250 - 2.499	23	12,046,662	3.04	5.577	728	523,768	72.66	16.81
2.500 - 2.749	90	40,199,065	10.13	5.826	707	446,656	71.84	16.85
2.750 - 2.999	226	98,146,343	24.74	6.085	714	434,276	71.38	11.03
3.000 - 3.249	219	82,968,132	20.91	6.123	711	378,850	71.89	16.12
3.250 - 3.499	347	123,186,701	31.05	6.521	706	355,005	75.84	14.03
3.500 - 3.749	69	27,017,111	6.81	5.416	719	391,552	75.93	13.77
3.750 - 3.999	24	6,976,493	1.76	5.087	722	290,687	72.82	12.94
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 3.095%.

Maximum Mortgage Rates of the Group I Mortgage Loans(1)

MAX INTEREST RATE (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
9.950	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 9.950%.

Periodic Rate Caps of the Group I Mortgage Loans(1)

PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
UNCAPPED	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the non-zero weighted average Periodic Rate Cap of the Mortgage Loans was approximately 0.000%.

Original Terms to Maturity of the Group I Mortgage Loans(1)

ORIGINAL TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
360	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 360 months.

Remaining Terms to Maturity of the Group I Mortgage Loans(1)

REMAINING TERM (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
353	1	173,293	0.04	6.000	653	173,293	84.88	100.00
354	5	1,905,189	0.48	6.157	693	381,038	66.96	0.00
355	1	1,071,267	0.27	6.000	709	1,071,267	63.52	0.00
356	45	18,534,922	4.67	6.182	707	411,887	75.13	19.48
357	155	59,249,453	14.93	6.196	711	382,255	71.56	18.19
358	642	257,642,265	64.94	6.041	712	401,312	73.52	14.28
359	162	58,184,595	14.66	6.308	713	359,164	73.84	7.70
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 358 months.

Months to Next Rate Adjustment of the Group I Mortgage Loans(1)

MONTHS TO NEXT RATE ADJ	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
1	1,009	394,727,791	99.49	6.132	711	391,207	73.30	14.15
2	2	2,033,193	0.51	1.750	754	1,016,596	72.02	0.00
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average months to the next rate adjusment of the Mortgage Loans was approximately 1 month.

Rate Adjustment Frequency of the Group I Mortgage Loans

RATE ADJ FREQ (months)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
1	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Date of Next Rate Change of the Group I Mortgage Loans

NEXT RATE CHANGE DATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
12/1/2005	1,009	394,727,791	99.49	6.132	711	391,207	73.30	14.15
1/1/2006	2	2,033,193	0.51	1.750	754	1,016,596	72.02	0.00
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Lien Position of the Group I Mortgage Loans

LIEN POSITION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
First Lien	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Original and Combined Loan to Value of the Group I Mortgage Loans(1)

ORIGINAL LTV/CLTV (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
LTV (First Lien)	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
0.01 - 30.00	3	539,189	0.14	5.932	714	179,730	24.21	58.30
30.01 - 40.00	16	4,612,982	1.16	5.764	748	288,311	35.05	6.92
40.01 - 50.00	32	11,824,180	2.98	6.356	720	369,506	46.55	11.67
50.01 - 55.00	31	13,734,552	3.46	5.747	709	443,050	53.44	8.70
55.01 - 60.00	33	12,277,761	3.09	6.164	707	372,053	57.83	14.17
60.01 - 65.00	60	25,656,088	6.47	6.122	717	427,601	62.93	18.54
65.01 - 70.00	92	46,268,477	11.66	5.896	707	502,918	68.61	7.74
70.01 - 75.00	243	101,294,760	25.53	5.949	707	416,851	74.14	4.98
75.01 - 80.00	421	157,676,660	39.74	6.255	715	374,529	79.59	20.85
80.01 - 85.00	10	2,748,470	0.69	6.451	693	274,847	84.45	6.31
85.01 - 90.00	50	14,071,698	3.55	6.484	692	281,434	89.40	21.40
90.01 - 95.00	20	6,056,168	1.53	6.102	731	302,808	94.58	24.02
CLTV (First Lien)	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07
0.01 - 75.00	449	184,711,913	46.55	5.989	711	411,385	66.00	7.92
75.01 - 80.00	265	101,326,917	25.54	6.172	717	382,366	78.92	24.25
80.01 - 85.00	27	10,304,197	2.60	6.419	698	381,637	77.43	6.44
85.01 - 90.00	248	93,382,464	23.54	6.247	707	376,542	79.82	15.56
90.01 - 95.00	22	7,035,492	1.77	6.112	728	319,795	91.17	20.68

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 73.30% and the weighted average Combined Loan-to-Value was approximately 76.03%.

Credit Scores for the Group I Mortgage Loans(1)

FICO SCORE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
620 - 639	37	13,065,859	3.29	6.335	630	353,131	72.76	35.83
640 - 659	69	21,743,011	5.48	6.336	653	315,116	73.84	23.44
660 - 679	172	73,828,481	18.61	6.251	669	429,235	73.57	14.02
680 - 699	158	63,348,623	15.97	6.183	689	400,941	72.94	12.19
700 - 719	165	64,151,403	16.17	6.210	709	388,796	74.48	4.01
720 - 739	138	53,487,729	13.48	6.120	729	387,592	74.56	19.95
740 - 759	113	44,290,182	11.16	5.808	751	391,949	72.25	14.73
760 - 779	83	31,327,825	7.90	6.056	770	377,444	74.04	15.98
780 - 799	59	25,934,839	6.54	5.593	789	439,574	69.76	9.06
800 - 819	17	5,583,029	1.41	5.869	808	328,413	67.66	15.53
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the non-zero weighted average FICO Credit Score of the Mortgage Loans was approximately 711.

Documentation Programs of the Group I Mortgage Loans

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
Full/Alternative	157	55,841,150	14.07	6.182	706	355,676	75.35	100.00
No Ratio	5	1,725,398	0.43	6.536	692	345,080	73.68	0.00
Stated Income	849	339,194,435	85.49	6.096	713	399,522	72.96	0.00
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Occupancy Types for the Group I Mortgage Loans

OCCUPANCY	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
Investor	156	47,164,838	11.89	6.380	726	302,339	73.06	16.92
Owner Occupied	823	338,461,388	85.31	6.080	709	411,253	73.20	13.73
Second Home	32	11,134,757	2.81	5.884	722	347,961	77.09	12.44
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Property Types for the Group I Mortgage Loans

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
2-4 Family	29	11,063,532	2.79	6.393	729	381,501	72.22	7.19
Condominium	111	35,484,974	8.94	6.281	727	319,684	75.38	18.57
PUD	194	74,742,441	18.84	5.984	717	385,270	73.82	18.84
Single Family	674	274,334,094	69.14	6.111	707	407,024	72.90	12.37
Townhouse	3	1,135,942	0.29	6.138	737	378,647	79.22	37.80
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Loan Purpose of the Group I Mortgage Loans

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
Cash Out Refinance	602	237,556,853	59.87	6.165	708	394,613	71.43	14.01
Purchase	220	88,193,750	22.23	6.078	725	400,881	77.80	11.49
Rate/Term Refinance	189	71,010,380	17.90	5.967	705	375,716	73.94	17.49
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Geographic Distribution (>5%) of the Mortgaged Properties for the Group I Mortgage Loans

STATE	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
California	647	288,302,863	72.66	6.086	712	445,599	72.28	9.87
Arizona	77	20,778,839	5.24	5.919	712	269,855	75.00	37.51

Debt to Income Ratios of the Group I Mortgage Loans

DEBT TO INCOME (%)	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
0.01 - 10.00	10	2,350,618	0.59	6.510	693	235,062	74.51	0.00
10.01 - 15.00	13	3,613,195	0.91	6.506	710	277,938	66.67	34.26
15.01 - 20.00	19	6,613,508	1.67	6.310	727	348,079	71.13	17.42
20.01 - 25.00	52	15,257,413	3.85	6.336	710	293,412	72.21	14.95
25.01 - 30.00	93	31,614,900	7.97	6.084	716	339,945	73.06	24.43
30.01 - 35.00	246	92,141,597	23.22	6.009	709	374,559	73.87	11.22
35.01 - 40.00	358	153,067,527	38.58	6.075	713	427,563	72.83	9.26
40.01 - 45.00	185	79,201,292	19.96	6.193	710	428,115	74.15	20.76
45.01 - 50.00	34	12,473,391	3.14	6.243	704	366,864	74.33	19.99
50.01 - 55.00	1	427,544	0.11	6.250	750	427,544	70.00	0.00
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

(1) As of the Cut-off Date, the weighted average debt to income ratio of the Mortgage Loans was approximately 35.61%.

Prepay Penalty Terms of the Group I Mortgage Loans

PREPAY PENALTY TERMS	NUMBER OF MORTGAGE LOANS	TOTAL CURRENT BALANCE ($)	PERCENT OF OVERALL CURRENT BALANCE (%)	WEIGHTED AVERAGE CURRENT GROSS COUPON (%)	NON-ZERO WEIGHTED AVERAGE FICO SCORE	AVERAGE CURRENT BALANCE ($)	WEIGHTED AVERAGE LOAN TO VALUE (%)	PERCENT FULL DOC (%)
1Y PP	304	121,624,094	30.65	6.159	711	400,079	73.72	15.69
3Y PP	527	189,539,246	47.77	6.300	709	359,657	74.36	12.46
No PP	180	85,597,644	21.57	5.620	717	475,542	70.34	15.34
TOTAL	1,011	396,760,983	100.00	6.110	711	392,444	73.30	14.07

Exhibit II
Corridor Cap Schedule

Distribution Date	Class I-A Notional Balance	Class I-B Notional Balance	Class I-A Strike Rate	Class I-B Strike Rate
25-Dec-05	363,036,000	33,724,984	100	100
25-Jan-06	354,338,964	33,724,618	9.21	9.21
25-Feb-06	347,034,014	33,724,251	9.27	9.27
25-Mar-06	339,885,221	33,724,251	10.26	10.26
25-Apr-06	332,876,601	33,724,251	9.27	9.27
25-May-06	326,005,288	33,724,251	9.57	9.57
25-Jun-06	319,268,477	33,724,251	9.27	9.27
25-Jul-06	312,663,422	33,724,251	9.57	9.57
25-Aug-06	306,187,437	33,724,251	9.27	9.27
25-Sep-06	299,837,891	33,724,251	9.27	9.27
25-Oct-06	293,611,354	33,724,251	9.57	9.57
25-Nov-06	287,432,510	33,724,251	9.27	9.27
25-Dec-06	281,374,993	33,724,251	9.57	9.57
25-Jan-07	275,436,797	33,724,251	9.27	9.27
25-Feb-07	269,615,472	33,724,251	9.27	9.27
25-Mar-07	263,908,620	33,724,251	10.26	10.26
25-Apr-07	258,313,896	33,724,251	9.27	9.27
25-May-07	252,829,003	33,724,251	9.57	9.57
25-Jun-07	247,451,693	33,724,251	9.27	9.27
25-Jul-07	242,179,765	33,724,251	9.57	9.57
25-Aug-07	237,002,498	33,724,148	9.27	9.27
25-Sep-07	231,926,694	33,724,045	9.27	9.27
25-Oct-07	226,949,590	33,723,942	9.57	9.57
25-Nov-07	222,010,746	33,723,838	9.27	9.27
25-Dec-07	217,169,294	33,723,734	9.57	9.57
25-Jan-08	212,423,564	33,723,630	9.27	9.27
25-Feb-08	207,771,584	33,723,525	9.27	9.27
25-Mar-08	203,211,425	33,723,420	9.91	9.91
25-Apr-08	198,741,197	33,723,315	9.27	9.27
25-May-08	193,142,245	33,704,034	9.57	9.57
25-Jun-08	187,676,454	33,684,565	9.27	9.27
25-Jul-08	182,330,397	33,664,723	9.57	9.57
25-Aug-08	177,113,520	33,644,717	9.27	9.27
25-Sep-08	172,017,268	33,624,442	9.27	9.27
25-Oct-08	167,044,321	33,604,000	9.57	9.57
25-Nov-08	162,191,732	33,583,388	9.27	9.27

Distribution Date	Class I-A Notional Balance	Class I-B Notional Balance	Class I-A Strike Rate	Class I-B Strike Rate
25-Dec-08	157,854,148	33,165,082	9.57	9.57
25-Jan-09	154,018,608	32,359,237	9.27	9.27
25-Feb-09	150,275,426	31,572,796	9.27	9.27
25-Mar-09	146,622,392	30,805,295	10.26	10.26
25-Apr-09	143,057,346	30,056,281	9.27	9.27
25-May-09	139,578,182	29,325,310	9.57	9.57
25-Jun-09	136,182,842	28,611,951	9.27	9.27
25-Jul-09	132,869,320	27,915,782	9.57	9.57
25-Aug-09	129,635,656	27,236,390	9.27	9.27
25-Sep-09	126,479,936	26,573,375	9.27	9.27
25-Oct-09	123,400,293	25,926,344	9.57	9.57
25-Nov-09	120,394,905	25,294,913	9.27	9.27
25-Dec-09	117,461,992	24,678,709	9.57	9.57
25-Jan-10	114,599,817	24,077,368	9.27	9.27
25-Feb-10	111,806,685	23,490,532	9.27	9.27
25-Mar-10	109,080,941	22,917,855	10.26	10.26
25-Apr-10	106,420,970	22,358,996	9.27	9.27
25-May-10	103,825,194	21,813,625	9.57	9.57
25-Jun-10	101,292,076	21,281,418	9.27	9.27
25-Jul-10	98,820,111	20,762,059	9.57	9.57
25-Aug-10	96,407,835	20,255,241	9.27	9.27
25-Sep-10	94,053,814	19,760,662	9.27	9.27
25-Oct-10	91,756,652	19,278,030	9.57	9.57
25-Nov-10	89,514,985	18,807,057	9.27	9.27
25-Dec-10	87,327,482	18,347,463	9.58	9.58
25-Jan-11	85,192,842	17,898,976	9.27	9.27
25-Feb-11	83,109,797	17,461,330	9.27	9.27
25-Mar-11	81,077,110	17,034,263	10.26	10.26
25-Apr-11	79,093,570	16,617,522	9.27	9.27
25-May-11	77,157,999	16,210,860	9.57	9.57
25-Jun-11	75,269,246	15,814,033	9.27	9.27
25-Jul-11	73,426,185	15,426,807	9.57	9.57
25-Aug-11	71,627,719	15,048,951	9.27	9.27
25-Sep-11	69,872,778	14,680,238	9.27	9.27
25-Oct-11	68,160,317	14,320,451	9.57	9.57
25-Nov-11	66,489,314	13,969,374	9.27	9.27
25-Dec-11	64,858,774	13,626,798	9.57	9.57
25-Jan-12	63,267,724	13,292,520	9.27	9.27
25-Feb-12	61,715,216	12,966,338	9.27	9.27

Distribution Date	Class I-A Notional Balance	Class I-B Notional Balance	Class I-A Strike Rate	Class I-B Strike Rate
25-Mar-12	60,200,324	12,648,060	9.91	9.91
25-Apr-12	58,722,142	12,337,495	9.27	9.27
25-May-12	57,279,789	12,034,457	9.57	9.57
25-Jun-12	55,872,404	11,738,766	9.27	9.27
25-Jul-12	54,499,145	11,450,245	9.57	9.57
25-Aug-12	53,159,191	11,168,722	9.27	9.27
25-Sep-12	51,851,743	10,894,027	9.27	9.27
25-Oct-12	50,576,017	10,625,998	9.57	9.57
25-Nov-12	49,331,251	10,364,473	9.27	9.27
25-Dec-12	48,116,700	10,109,297	9.57	9.57
25-Jan-13	46,931,636	9,860,315	9.27	9.27
25-Feb-13	45,775,351	9,617,380	9.27	9.27
25-Mar-13	44,647,150	9,380,346	10.26	10.26
25-Apr-13	43,546,359	9,149,070	9.27	9.27
25-May-13	42,472,317	8,923,414	9.57	9.57
25-Jun-13	41,424,380	8,703,243	9.27	9.27
25-Jul-13	40,401,919	8,488,425	9.57	9.57
25-Aug-13	39,404,321	8,278,830	9.27	9.27
25-Sep-13	38,430,986	8,074,333	9.27	9.27
25-Oct-13	37,481,331	7,874,811	9.57	9.57
25-Nov-13	36,554,784	7,680,144	9.27	9.27
25-Dec-13	35,650,789	7,490,215	9.57	9.57
25-Jan-14	34,768,801	7,304,909	9.27	9.27
25-Feb-14	33,908,291	7,124,117	9.27	9.27
25-Mar-14	33,068,740	6,947,727	10.26	10.26

Exhibit II
Available Funds Cap Schedule

Distribution Date	Class I-A-1 Effective Coupon	Class I-A-2 Effective Coupon	Class I-A-3 Effective Coupon
25-Dec-05	4.34	4.43	4.50
25-Jan-06 and thereafter	10.50	10.50	10.50

Exhibit III
Yield Tables to Call

Class I-A-1 to Call

Price 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.86	5.41	4.01	3.11	2.49	2.05	1.45	1.08
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	7/25/2024	6/25/2019	3/25/2016	1/25/2014	7/25/2012	6/25/2011	11/25/2009	11/25/2008
Prin. Window Len	224	163	124	98	80	67	48	36
Yield	4.48	4.48	4.48	4.48	4.47	4.47	4.47	4.47

Class I-A-2 to Call

Price 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.86	5.41	4.01	3.11	2.49	2.05	1.45	1.08
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	7/25/2024	6/25/2019	3/25/2016	1/25/2014	7/25/2012	6/25/2011	11/25/2009	11/25/2008
Prin. Window Len	224	163	124	98	80	67	48	36
Yield	4.57	4.57	4.57	4.57	4.57	4.57	4.56	4.56

Class I-A-3 to Call

Price 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	7.86	5.41	4.01	3.11	2.49	2.05	1.45	1.08
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	7/25/2024	6/25/2019	3/25/2016	1/25/2014	7/25/2012	6/25/2011	11/25/2009	11/25/2008
Prin. Window Len	224	163	124	98	80	67	48	36
Yield	4.64	4.64	4.64	4.64	4.64	4.64	4.64	4.63

Yield Tables to Maturity

Class I-A-1 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.24	5.81	4.35	3.40	2.73	2.24	1.58	1.16
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	10/25/2035	10/25/2035	10/25/2035	10/25/2035	10/25/2035	10/25/2035	9/25/2035	7/25/2031
Prin. Window Len	359	359	359	359	359	359	358	308
Yield	4.48	4.49	4.49	4.49	4.49	4.49	4.49	4.49

Class I-A-2 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.24	5.81	4.35	3.40	2.73	2.24	1.58	1.16
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	10/25/2035	10/25/2035	10/25/2035	10/25/2035	10/25/2035	10/25/2035	9/25/2035	10/25/2030
Prin. Window Len	359	359	359	359	359	359	358	299
Yield	4.58	4.58	4.59	4.59	4.59	4.59	4.59	4.58

Class I-A-3 to Maturity

Price: 100-00	10.00% CPR	15.00% CPR	20.00% CPR	25.00% CPR	30.00% CPR	35.00% CPR	45.00% CPR	55.00% CPR
Avg. Life	8.24	5.81	4.35	3.40	2.73	2.24	1.58	1.16
Prin. Start Date	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005	12/25/2005
Prin. End Date	10/25/2035	10/25/2035	10/25/2035	10/25/2035	10/25/2035	9/25/2035	6/25/2035	7/25/2029
Prin. Window Len	359	359	359	359	359	358	355	284
Yield	4.65	4.66	4.66	4.67	4.67	4.67	4.67	4.66

New Issue Computational Materials

$ (approximate)

MortgageIT Trust 2005-AR1
Mortgage-Backed Certificates, Series 2005-AR1
Group 2

Structured Asset Mortgage Investments II Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

MortgageIT Holdings, Inc.
Originator and Servicer

GMAC Mortgage Corporation
Sub-Servicer

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Lead Underwriter

All Statistical Information is based upon information as of November 1, 2005

November 10, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. ARM Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$ (approx.)

MortgageIT Trust 2005-AR1
Mortgage-Backed Certificates, Series 2005-AR1, Group 2

Class	Certificate Size (1)	Expected Ratings(2)	Credit Enhance. %age (2)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
II-A	$	AAA/Aaa		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Senior Pass-THrough
II-B-1	$	AA/Aa2		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through
II-B-2	$	A/A2		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through
II-B-3	$	BBB/Baa2		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through
Non-Offered Certificates						
II-B-4	$	BB/Ba2		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through
II-B-5	$	B/B2		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through
II-B-6	$	Unrated		WAC (3)	5-Yr (96%) and 3-Yr. (3%) Hybrid ARMs	Subordinate Pass-Through

(1.) The certificate sizes are approximate and subject to a +/- 10% variance.

(2.) The expected ratings and credit enhancement percentages are subject to final rating agency levels.

(3.) The Class II-A and Class II-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.355]%.

Description of the Group 2 Collateral:

As of November 1, 2005, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $66 million. The Group 2 Mortgage Loans are conventional, adjustable rate One-Year CMT, One-Month LIBOR and Six-Month LIBOR indexed mortgage loans with initial rate adjustments generally occurring three (approx. 3%) and five (approx. 96%) years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 91% of the loans require payments of interest only for a term equal to the initial fixed period of the mortgage loan. The mortgage loans fully amortize over their original term (generally 30 years).

- Approximately 37% of the mortgage loans have penalties for full or partial prepayments within the first three years after origination.
- Approximately 29% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 64% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (62%) and Arizona (9%).
- The non-zero weighted average FICO score is 733.
- The weighted average LTV is 75.29%. The weighted average CLTV including subordinate financing at the time of origination is 85.38%.
- None of the mortgage loans have an original LTV greater than 80.00%.

NOTE: the information related to the mortgage loans described herein reflects information as of the November 1, 2005. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

More detailed collateral information is provided in the attached Exhibit I.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Periodic Cap	Max Rate	Mos to Roll
6-Month LIBOR – IO ARM	0.98	5.500%	5.125%	360	2.000%	1.625%	2.000%	2.000%	11.500%	6
3/1-Yr. LIBOR Hybrid	0.16	4.750%	4.375%	360	2.250%	1.875%	2.000%	2.000%	10.750%	36
3/6-Mo. LIBOR Hybrid – IO	2.57	5.927%	5.552%	360	2.250%	1.875%	6.000%	2.000%	11.927%	36
5/1-Yr. CMT Hybrid	0.53	5.375%	5.000%	360	2.750%	2.375%	5.000%	2.000%	10.375%	60
5/1-Yr. CMT Hybrid - IO	1.14	5.692%	5.317%	360	2.750%	2.375%	5.000%	2.000%	10.692%	60
5/1-Yr. LIBOR Hybrid	3.20	5.492%	5.117%	360	2.250%	1.875%	5.000%	2.000%	10.492%	60
5/1-Yr. LIBOR Hybrid - IO	12.64	5.522%	5.147%	360	2.250%	1.875%	5.000%	2.000%	10.522%	60
5/6-Mo. LIBOR Hybrid	5.45	5.714%	5.339%	360	2.250%	1.875%	6.000%	2.000%	11.714%	60
5/1-Mo. LIBOR Hybrid - IO	73.32	5.779%	5.404%	360	2.250%	1.875%	6.000%	2.000%	11.779%	60
Totals:	**100.00**	**5.729%**	**5.355%**	**360**	**2.256%**	**1.881%**	**5.779%**	**2.000%**	**11.555%**	**59**

SUMMARY OF TERMS:

Depositor:	Structured Asset Mortgage Investments II Inc.
Originator/Servicer:	MortgageIT Holdings, Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor and Bear, Stearns & Co.).
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association.
Sub-Servicer	GMAC Mortgage Corporation.
Trustee:	Deutsche Bank National Trust Company.
Custodian:	Deutsche Bank National Trust Company.
Underwriter:	Bear, Stearns & Co. Inc.
Cut-off Date:	November 1, 2005.
Closing Date:	November [18], 2005.
Investor Settlement Date:	On or about November [28], 2005.
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investors Service.
Legal Structure:	REMIC.
Optional Clean-Up Call:	The holder of the Class C Certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans in is reduced to 10% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Distribution Date:	25th day of each month (or the next business day), commencing in December 2005.
Remittance Type:	Scheduled/Scheduled
Registration:	The Offered Certificates will be available in book-entry form through DTC.
ERISA Considerations:	The Offered Certificates are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.
SMMEA Eligibility:	The Class II-A and Class II-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Denominations:	The Offered Certificates are issuable in minimum denominations of an original

amount of $25,000 and multiples of $1,000 in excess thereof.

Advancing Obligation: The Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent deemed recoverable.

Underwriting Standards: The mortgage loans were underwritten to the guidelines of the Originator as more fully described in the prospectus supplement.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Subordinate Certificates provide credit support for the Senior Certificates and other Subordinate Certificates with a lower class designation.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day) commencing December 2005. The payments to the Certificateholders, to the extent of available funds, will be made according to the following priority:

Group 2 Available Funds:

1. Payment of interest to the holders of the Class II-A Certificates in an amount equal to their respective Pass-Through Rates (as described on page 3 hereof).
2. Payment of principal to the holders of the Class II-A Certificates in an amount equal to the Senior Optimal Principal Amount.
3. Payment of interest and principal sequentially to the Class II-B Certificates so each such Class shall receive (a) interest at each such Class' respective Pass-Through Rate, and (b) such Class' allocable share of the Subordinate Optimal Principal Distribution Amount.

Shifting Interest:

The Senior Certificates (except for the Interest Only Certificates) will be entitled to receive 100% of the prepayments on the mortgage loans up to and including November 2012. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the related mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related mortgage loans do not exceed a) on or prior to November 2008, 20% or b) after November 2008, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the related subordinate prepayment percentage can be allocated to the related subordinate classes.

Allocation of Losses:

Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class II-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class II-A Certificates.

Exhibit I
Collateral Tables

Exhibit II
Available Funds Cap Schedule

Exhibit III
Yield Tables